                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                            Paradigm Geophysical Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.5 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69900J104
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Thierry Le Roux
                        Compagnie Generale de Geophysique
                               1, rue Leon Migaux
                            91341 Massy Cedex, France
                             Tel: (33) 1 64-47-30-00
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  With copy to:

                               Michael A. Schwartz
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                              Tel : (212) 728-8000

                                 October 4, 2000
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 69900J104                                            Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Compagnie Generale de Geophysique

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO

----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            France

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                1,500,000

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF                     -0-
   SHARES
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING                     1,500,000
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,500,000

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.
----------------------------

     This statement relates to the Ordinary Shares, par value NIS 0.5 per share (the "Ordinary Shares"), of Paradigm Geophysical Ltd. (the "Company" or the "Issuer"), which has its principal executive offices at Gav-Yam Center No. 3, 9 Shenkar St., P.O. Box 2061, Herzlia B 46120, Israel.

Item 2. Identity and Background.
--------------------------------

     (a) - (c) and (f) This statement is being filed by Compagnie Generale de Geophysique, a company incorporated under the laws of the Republic of France ( "CGG"). The principal business address of CGG is 1, rue Leon Migaux, 91341 Massy Cedex, France. CGG participates in the oilfield services industry, providing seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. Information as to each executive officer and director of CGG is set forth in Schedule A hereto, which is incorporated herein by reference.

     (d) - (e) During the last five years, none of CGG or, to the best knowledge of CGG, any executive officer or director of CGG listed in Schedule A (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     The 1,500,000 Ordinary Shares owned by CGG (the "Acquisition Shares") were issued to CGG, and $4 million was paid to CGG in cash, by the Issuer as consideration for the acquisition (the "Acquisition") by the Issuer of two subsidiaries of CGG pursuant to a Securities Purchase Agreement, dated October 4, 2000, by and among CGG, the Issuer and Paradigm Geophysical Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer, a copy of which is attached hereto as Exhibit 99.1 (the "Purchase Agreement").

Item 4. Purpose of Transaction.
-------------------------------

     On July 24, 2000, the Issuer and CGG announced that they had reached an agreement in principal under which the Issuer would acquire CGG's Flagship operations for 1,500,000 Ordinary Shares and $4 million in cash. The definitive Purchase Agreement was executed and the transaction was consummated effective as of October 4, 2000, at which time the Acquisition Shares were issued to CGG.

     Except as set forth in Item 6 below, neither CGG nor, to the best of CGG's knowledge, any executive officer or director of CGG listed in Schedule A (which is incorporated herein by reference), has any plan or proposal which relates to or would result in any of the matters identified in paragraphs (a) through (j) of this Item 4.



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Item 5. Interest in Securities of the Issuer.
---------------------------------------------

     (a) As of the date hereof, CGG beneficially owns 1,500,000 Ordinary Shares, which represent 10.2% of the currently outstanding Ordinary Shares, based on a total of 13,191,902 Ordinary Shares outstanding as of August 30, 2000, as reported in the Purchase Agreement.

     (b) Except as set forth in Item 6 below, CGG has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the Ordinary Shares beneficially owned by CGG. To the best knowledge of CGG, no executive officer or director of CGG listed in Schedule A (which is incorporated herein by reference) owns beneficially any Ordinary Shares.

     (c) No transactions in the Ordinary Shares were effected by CGG or, to the best knowledge of CGG, by any of the executive officers or directors of CGG listed in Schedule A (which is incorporated herein by reference), within the 60-day period prior to the date of this filing.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or
------- Relationships with Respect to Securities of the Issuer.
        -------------------------------------------------------

     In connection with the Acquisition, CGG and the Issuer entered into a Registration Rights Agreement, dated October 4, 2000, a copy of which is filed as Exhibit 99.2 hereto (the "Registration Rights Agreement"), pursuant to which, in the event that the Issuer registers any Ordinary Shares (other than a registration on Forms F-4 or F-8), CGG has the right to cause all or a portion of the Acquisition Shares to be included in such registration, subject to certain reductions if the underwriters of an offering determine that the inclusion of all or any portion of the Acquisition Shares in the underwriting would adversely affect the underwriters' ability to sell all of the securities requested to be included in such offering or the price per share in such offering. These incidental registration rights do not apply with respect to a registration of Ordinary Shares by the Company on behalf of a selling shareholder until 12 months following the date of the Acquisition. In addition, pursuant to the Registration Rights Agreement, CGG has agreed, if requested by the underwriters of an underwritten offering in which the Acquisition Shares are included, not to sell, make any short sale of, loan, grant any option for the purchase of, dispose of or effect any public sale or distribution of securities of the same series or class during the period beginning five days prior to the closing date of such offering and ending 120 days after the closing date of such offering (or such shorter period as the underwriters may request).

     Pursuant to the Acquisition Agreement, for so long as CGG and its affiliates hold more than 5% of the outstanding Ordinary Shares, the Issuer has agreed to recommend to its shareholders, prior to any general meeting of its shareholders at which directors may be proposed to be elected, to elect a representative of CGG to the Issuer's board of directors, provided that (i) the CGG representative is not directly involved in any business in competition with any material business of the Issuer and (ii) prior to the third anniversary date of the Acquisition Agreement, without the approval of the board of directors of the Issuer, CGG and its affiliates have not acquired additional Ordinary Shares causing them to then hold in the aggregate a percentage of the outstanding Ordinary Shares in excess of the percentage held by CGG immediately after the issuance of the Acquisition Shares.

     Pursuant to the Acquisition Agreement, CGG agreed that it and its affiliates would not to sell or otherwise dispose of, or enter into any agreement to sell or dispose of, any of the Acquisition Shares for a period of twelve months commencing on the date of the Acquisition Agreement, except for sales permitted by the terms of the Registration Rights Agreement and transfers of Acquisition Shares to affiliates.

     Pursuant to the Acquisition Agreement, in the event that a third party which is not an affiliate of the Issuer (a "Third Party") makes an offer to purchase all or substantially all of the outstanding shares of Paradigm (a "Third Party Offer"), which Third Party Offer has been approved and recommended by the Issuer's board of directors, and shareholders holding at least 75% of the outstanding Ordinary Shares have accepted the Third Party Offer, CGG has agreed, on behalf of itself and all of its affiliates that it controls, to sell their Ordinary Shares to the Third Party on the terms of the Third Party Offer, provided that (A) pursuant to the terms of the Third Party Offer, CGG and its selling Affiliates will receive cash or securities traded on a major internationally recognized stock exchange or regulated electronic trading market which are of a number and character such that they may be disposed of by CGG and its selling affiliates on such stock exchange or regulated electronic trading market without any legal or contractual limitations within 12 months of the date of receipt; and (B) the sale of any such Ordinary Shares and/or the acceptance or receipt of any such securities would not violate any laws or any material contracts to which CGG or any of its selling affiliates is subject.

     Pursuant to the Acquisition Agreement, the Issuer has agreed not to issue any of its Special Preferred Shares that currently exist in its registered share capital without issuing at the same time to CGG that portion of such shares issued that corresponds to the percentage of the outstanding Ordinary Shares then held by CGG.

Item 7. Matters to be Filed as Exhibits.
----------------------------------------

     Exhibit 99.1--Securities Purchase Agreement, dated as of October 4, 2000, by and among CGG, the Issuer and Paradigm Geophysical Corp.

     Exhibit 99.2--Registration Rights Agreement, dated as of October 4, 2000, by and between the Issuer and CGG

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 16, 2000

                                        Compagnie Generale de Geophysique

                                        By: /s/ Robert Brunck
                                            ------------------------------
                                            Name:  Robert Brunck
                                            Title: Chief Executive Officer

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        COMPAGNIE GENERALE DE GEOPHYSIQUE

The following table sets forth certain information required by Item 2 with respect to each of CGG's directors and executive officers. Except as set forth below, the business address for each such director and executive officer is c/o Compagnie Generale de Geophysique, 1, rue Leon Migaux, 91302 Massy Cedex, France, and except as set forth below, each such director and officer is a citizen of the Republic of France.

                                     Business Address                Citizenship
           Name and                  (if other than as            (if other than as        Principal Occupation or
         Office Held                 set forth above)             set forth above)                Employment
         -----------                 ----------------             ----------------                ----------
Robert Brunck                                                                             Chairman and Chief
Chairman of the Board and                                                                 Executive Officer of CGG
Chief Executive Officer

Gerard Chambovet                                                                          Senior Executive Vice
Senior Executive Vice                                                                     President, Services of CGG
President, Services

Thierry Le Roux                                                                           Senior Executive Vice
Senior Executive Vice                                                                     President, Products of CGG
President, Products

Michel Ponthus                                                                            Senior Executive Vice
Senior Executive Vice                                                                     President, Administration
President, Administration and                                                             and Finance and Group
Finance and Group Chief                                                                   Chief Financial Officer of
Financial Officer                                                                         CGG

Jean-Francois Arzel                                                                       Executive Vice President,
Executive Vice President,                                                                 Data Processing and
Data Processing and Reservoir                                                             Reservoir SBU of CGG
SBU

Bruno Deletang                                                                            Executive Vice President,
Executive Vice President,                                                                 Land SBU of CGG
Land SBU





                                     Business Address                Citizenship
           Name and                  (if other than as            (if other than as        Principal Occupation or
         Office Held                 set forth above)             set forth above)                Employment
         -----------                 ----------------             ----------------                ----------
Jean-Francois Marquaire                                                                   Executive Vice President,
Executive Vice President,                                                                 Americas of CGG
Americas

Christophe Pettanati-Auziere                                                              Executive Vice President,
Executive Vice President,                                                                 Offshore SBU, in charge of
Offshore SBU, in charge of                                                                Investor Relations, of CGG
Investor Relations

Pascal Rouiller                                                                           Chief Operating Officer of
Chief Operating Officer,                                                                  CGG's Sercel Group
Sercel Group

Didier Treussier                                                                          Vice President, Human
Vice President, Human                                                                     Resources of CGG
Resources

Annick Laroche                                                                            Vice President; Secretary
Vice President; Secretary of                                                              of Management Committee of
Management Committee                                                                      CGG

ISIS, represented by Charles                                                              ISIS is a subsidiary of
Prevot, its Senior Executive                                                              the Institut Francais du
Vice President                                                                            Petrole, an agency of the
Director                                                                                  French government

Robert Castaigne                                                                          Chief Financial Officer of
Director                                                                                  TotalFina Elf S.A.

Jean Dunand                                                                               Financial and Legal
Director                                                                                  Director of ISIS (a
                                                                                          subsidiary of the Institut
                                                                                          Francais du Petrole, an
                                                                                          agency of the French
                                                                                          government)





                                     Business Address                Citizenship
           Name and                  (if other than as            (if other than as        Principal Occupation or
         Office Held                 set forth above)             set forth above)                Employment
         -----------                 ----------------             ----------------                ----------
Pierre Jacquard                                                                           Retired
Director
Jean-Pierre Lesage                                                                        Senior Executive Vice
Director                                                                                  President, Europe, of
                                                                                          Societe Generale

Yves Lesage                                                                               Honorary Chairman of CGG,
Director                                                                                  Retired

John MacWilliams                                                  American                Partner, The Beacon Group
Director

Christian Marbach                                                                         Retired
Director

Alain Pacaud                                                                              Senior Executive Vice
Director                                                                                  President of ABN AMRO Bank
                                                                                          NV
Roland Ruscher
Director                                                                                  Deputy Vice President of
                                                                                          the Exploration and
                                                                                          Reservoir Division of
                                                                                          TotalFina Elf S.A.

Robert Semmens                                                    American                Managing Director, The
Director                                                                                  Beacon Group

                                  EXHIBIT INDEX

Exhibit 99.1 Securities Purchase Agreement, dated as of October 4, 2000, by and among CGG, the Issuer and Paradigm Geophysical Corp.

Exhibit 99.2 Registration Rights Agreement, dated as of October 4, 2000, by and between the Issuer and CGG